Mail Stop 3561

September 20, 2005

Albert E. Berrow
President
Zone Mining Limited
C202 9801 King George Highway
Surrey, British Columbia
Canada V3T 5H6

> **Re: Zone Mining Limited**
> **Amendment No. 1 to Form SB-2**
> **Filed September 7, 2005**
> **File No. 333-125436**

Dear Mr. Berrow:

We have reviewed your amended registration statement and your response letter filed September 7, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form SB-2

Prospectus Cover Page, page 3

1.   We note your statement that you "will attempt to have the shares listed for trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc." Please revise to clarify that you intend to seek to be "quoted" on the Bulletin Board, not "listed." Also clarify that, in order to be quoted on the OTC Bulletin Board, a market maker must apply to make a market for your common stock. Additionally disclose whether or not you have arrangements with any market makers to quote your shares.

Summary of our Offering, page 5

2.   Please revise the third paragraph to highlight very briefly, as you explain elsewhere, that you will not generate revenue as a result of this offering.

Plan of Distribution, page 12

3.   Please revise to disclose whether the separate bank account will pay interest on the funds received and whether the investors will be entitled to receive the interest if the minimum amount of the offering is not reached and the funds are returned to investors. Also disclose whether any fees, such as bank fees, will be paid out of the funds held in the separate bank account.

Exhibit 99.1 – Subscription Agreement

4.   We note your revision to the form of subscription agreement. The payment calculation portion of the form still indicates a price of $0.10 per share. However, the prospectus indicates that the price will be $0.02 per share. Please revise to resolve this inconsistency.

* * * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director